Exhibit 99.1

650 De Maisonneuve Blvd. W, 7th Floor Montreal QC, H3A 3T2 www.computershare.com

February 21, 2025

To: All Canadian Securities Regulatory Authorities

Subject: TFI International Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 14, 2025
Record Date for Voting (if applicable):	March 14, 2025
Beneficial Ownership Determination Date :	March 14, 2025
Meeting Date :	April 23, 2025
Meeting Location (if available) :	Montreal, QC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	87241L109	CA87241L1094

Sincerely,

Computershare

Agent for TFI International Inc.